

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

G. Douglas Lanois
Chief Financial Officer and Treasurer
RMR Mortgage Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458

      Re: RMR Mortgage Trust
           Registration Statement on Form S-4
           Filed June 9, 2021
           File No. 333-256951

Dear Mr. Lanois:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Hannah Menchel at 202-551-5702 or Erin E. Martin at 202-551-3391 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction